

September 20, 2011

<u>Via E-mail</u>
Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12, 60325 Frankfurt am Main
Germany

> **Re:** **Deutsche Bank Aktiengesellschaft**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 6-K**
> **Filed July 26, 2011**
> **File No. 001-15242**

Dear Mr. Krause:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have filed a number of prospectus supplements pursuant to Rule 424(b)(2). It does not appear that you have filed unqualified legality opinions for the securities offerings covered by the automatic shelf registration statement on Form F-3 filed on September 29, 2009. Please file the unqualified opinions in a Form 6-K or by post effective amendment. Please see Securities Act Rules Compliance and Disclosure Interpretation 212.05 as guidance.

Form 20-F for Fiscal Year Ended December 31, 2010
Risk Factors, page 6

2. Please expand your risk factor section to include a discussion of the following additional risks and the potential consequences:

- In the event that the Management Board or the Supervisory Board breaches their fiduciary duties, shareholders have no recourse against the members of either board.

- Employees elect half of the members of the Supervisory Board and employees' interests may differ from the shareholders' interests.

Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism…., page 17

3. You disclose on page 17 that you engage or have engaged in business with counterparties in countries the United States designates as state sponsors of terrorism, including Iran. Please identify for us the U.S.-designated state sponsors of terrorism other than Iran with which you engage or have engaged in business. Discuss for us your contacts with Iran and with Cuba, Sudan and/or Syria, countries also designated by the U.S. as state sponsors of terrorism and subject to U.S. economic sanctions and export controls, including ongoing legacy business and obligations in these countries. For example, we are aware of a July 2010 news article stating that you acquired BHF Bank AG in 2009 and that this company has continuing legacy business and obligations in Iran. We also are aware of a June 2011 article stating that AWI Sanad Fund, managed by a consortium made up of Finance in Motion and Oppenheim Asset Management Services, which you own, specializes in micro finance in several countries including Syria. Your response should include information about contacts through affiliates or other direct or indirect arrangements, and should describe any agreements, commercial arrangements, or other contacts you have or have had with the governments of Iran or Sudan, or entities controlled by those governments.

4. You include on page 17 disclosure regarding your view as to the materiality of your business activities with Iranian counterparties, including the potential impact of those activities upon your reputation and share value. Please tell us the approximate dollar amounts of revenues, assets and liabilities associated with your Iran-related business activities for the past three fiscal years and the subsequent interim period. Please also include in your response any additional information or discussion necessary to express your view as to the materiality, based on qualitative factors, of the totality of the direct and indirect Iran contacts you describe in response to the foregoing comment, including any indirect

contacts not encompassed in your disclosure regarding business activities with Iranian counterparties.

5. Please also discuss for us the materiality of any contacts with Cuba, Sudan and/or Syria you describe in response to comment 3, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various American state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidence by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

6. Please discuss the applicability to your operations of the sanctions enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and the corresponding Iranian Financial Sanctions Regulations. Discuss whether and, if so, how you expect those sanctions and regulations to impact your business.

Products and Services, page 32

7. Please expand your disclosure to identify lending criteria considered when originating loans. Additionally, disclose whether your loan portfolio includes second lien loans.

Item 5. Operating and Financial Review and Prospectus
Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets", page 66

8. You disclose on page 67 that during 2010 you sold assets with a carrying value of €2.0 billion which had been previously reclassified under IAS 39 into the loans classification. You state that these assets were sold due to circumstances that were not foreseen at the time of reclassification. We also note your disclosure on page 24 of your Form 6-K filed on July 26, 2011 that you sold an additional €947 million of reclassified assets during the first six months of 2011. Please tell us, and consider revising future filings to disclose the new information regarding specific circumstances that caused you to sell these assets and why these circumstances were not foreseeable at the time of reclassification.

9. For purposes of providing greater disclosure transparency in light of the substantial losses recorded on these reclassified assets since their reclassification in 2008, please revise to provide a tabular rollforward disclosure in future filings that identifies in more granular detail the types of securities that were reclassified along with their subsequent write-offs and sales. Please also provide sufficient detail for each security that describes the nature of the security, its respective credit quality, carrying value versus fair value, cause for greater credit or default risk, and reasons for subsequent sales and or write-offs.

Repackaging and Investment Products, page 85

10. You disclose that you engage in "repackaging" of securities or derivatives into different products to meet the specific needs of the investor. You also state that you consolidate the special purpose entities involved in the repackaging when you hold the controlling interest or have the majority of the risks and rewards. Tell us in detail and briefly disclose how you determined whether you have the majority of the risks and rewards for such entities. Tell us and revise to disclose the amount of repackaging special purpose entities that you did not consolidate.

Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Credit Risk – Maximum Exposure to Credit Risk, page 147

11. We note your disclosure on page 149 with respect to loans based on their industry classification. Please revise this section of your future filings as well as other sections as appropriate to include disclosure describing the nature of your operations and principal activities with respect to lending. For example:

- For the major loan products in each lending category, expand this disclosure to include a narrative discussion of:

  - Underwriting policies and procedures;

  - Lending requirements such as loan-to-value ratios, credit requirements and documentation;

  - Extent and type of exposure to junior liens on residential mortgages, including their features;

  - Whether loans are offered at fixed or variable rates; and

  - Whether you hold loans to maturity or sell them in the secondary market.

- With respect to the category "household" loans, clarify what types of loans are included in this category (e.g. single family, credit card, etc.).

- Given the significance of the category "Other" to your total exposure, revise to either break this line item out further into separate industry sectors or include a narrative discussion of what is included in this line item.

- To the extent that features of your loan products, your policies and/or your procedures result in materially different levels risk of default, please include a discussion of the products and the features, policies and/or procedures affect their comparative levels of risk (e.g. high loan-to-value ratios, interest only loans, second lien loans, etc.).

Please provide us with your proposed disclosures and confirm that you will include the expanded disclosure in future filings.

Item 18. Financial Statements
Note 1. Significant Accounting Policies
Loans, page F-19

12. In the last sentence of the third paragraph on page F-19 you state that any subsequent improvements in the credit quality of loans which have been acquired above the acquisition date fair value are recorded as an increase in the loan carrying amount with a corresponding gain recognized in interest income. Please tell us and revise your future filings to more clearly disclose what you mean here in terms of the timing of the gain. Tell us how you determined your policy complies with IAS 39, including paragraph 56.

Reclassification of Financial Assets, page F-20

13. In the first paragraph on page F-21, you indicate that to the extent that such assets are repaid, restructured, or sold and the amount received is less than the carrying value at that time, then a loss would be recognized in the consolidated statement of income as a component of the provision for credit losses if the loan is impaired. If the loan is not impaired, the loss would be recognized in other income. Please tell us the typical situations where such a loss would be recorded but the loan was determined not to be impaired. Explain why the loan would not be considered impaired in such situations. Tell us the amount of such losses recorded in other income during the periods presented.

Determination of Fair Value, page F-21

14. Your definition of fair value as disclosed here appears to omit the phrase "in an arm's length transaction" as provided in the definition of fair value in paragraph 9 of IAS 39. If true, please revise future filings to confirm that the definition used

in the preparation of your financial statements considers this aspect of the guidance.

Impairment of Loans and Provision for Off-Balance Sheet Positions, page F-24

15. You disclose on page F-25 that loans are written off when it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to you. Please revise your future filings to more clearly disclose how you make this determination and whether it varies by loan class. Identify the triggers used, including any triggers based on length of time since becoming past due.

Insurance, page F-37

16. We note your statement on page F-37 that, as allowed by IFRS, you retained the accounting policies for insurance contracts that you applied prior to the adoption of IFRS. Please tell us and revise future filings to identify the generally accepted accounting principles (e.g. German, U.S., etc.) you look to in developing your accounting policy for your insurance activities. Please ensure your response addresses how this developed policy complies with the guidance and principles outlined in paragraphs 10-12 of IAS 8 and paragraph 14 of IFRS 4.

17. We note your disclosure related to your calculation of liabilities for annuity contracts, including the fact that assumptions used in your calculation include provisions for adverse deviations. Please tell us and revise future filings to clarify the extent to which the annuity contracts you have underwritten are "traditional" annuity contracts versus universal life contracts or non-traditional annuities. Identify the terms of the annuities, including fixed versus variable annuities, and any guaranteed benefit features. To the extent you have underwritten such non-traditional annuity contracts, please revise to clearly disclose how you account for their features.

Reinsurance, page F-39

18. Please revise future filings to disclose your impairment policy related to your reinsurance asset as required by paragraphs 36 and 37 of IFRS 4. Refer to paragraphs 20 and BC108 of IFRS 4 for additional guidance.

Note 16. Financial Assets Available for Sale, page F-105

19. We note that approximately 38% and 43% of your total debt securities portfolio at December 31, 2010 related to securities either issued by other foreign governments or by corporations, respectively. In an effort to provide greater transparency and granularity into these significant concentrations, please consider disaggregating these categories further into additional classes of financial

instruments in your future filings. In addition, please consider disclosing the underlying issuers' financial condition. Please provide us with your proposed revisions.

20. We were unable to locate disclosure of the total gross unrealized gains and/or losses for either your available for sale debt securities or your available for sale equity securities. In the interest of transparency and consistent with the guidance in paragraph 31 of IFRS 7, please consider revising your future filings disclosure, either here or in your supplemental disclosure on page S-5, to provide disclosures that will enable a reader to more clearly assess the extent of your impairment risk exposure on your available for sale securities portfolio. For example, tell us and consider revising your future filings to separately present gross unrealized losses and gross unrealized gains on investment securities. Please also tell us and consider disclosing the gross unrealized losses by duration (e.g. less than 12 months and greater than 12 months) and/or by security type. To the extent you have concentrations of debt or equity securities that have been in an unrealized loss position for more than a year or have experienced an unrealized loss of significant severity, please tell us and revise your future filings to quantify those amounts and discuss how you evaluated the specific securities for impairment. Provide us with your proposed revisions.

Note 28. Provisions, page F-132

21. Your table presents two distinct classes of provisions: Operational/Litigation and Other. Please address the following regarding this breakdown:

- In determining that the various operational exposures may be aggregated together and with your litigation exposures to form a single class, tell us how you determined that nature of these items is sufficiently similar for a single statement about them to fulfill the requirements of paragraphs 85(a) and (b) and 86(a) and (b) of IAS 37. Refer to paragraph 87 which indicates that while it may be appropriate to include warranty provisions for different products as a single class, it would not be appropriate to include warranties and litigation provisions in the same class.

- As part of your response, tell us the nature of the various items included in each of your classes.

- From the disclosures on page 10, it appears you have recorded provisions for and may have contingent liabilities for recourse obligations pursuant to loan sales and loan securitizations. Revise your future filings to disclose which class these amounts are presented in, and tell us in detail how you determined that such amounts were sufficiently similar to the other amounts presented in that class.

- Footnote 2 to your table on page F-132 indicates that the increase in your Other provision class during 2010 was mainly attributable to the provisions in the home savings business of Deutsche Postbank AG amounting to €842 million. Revise your future filings to more clearly describe the nature of these provisions, and tell us how you determined that such amounts were sufficiently similar to the rest of the amounts presented in your Other provision class based on the accounting guidance noted above.

22. You disclose that you provide for potential losses that may arise out of contingencies when it is probable that a liability exists, and the amount can be "reasonably estimated." Paragraph 14 of IAS 37 provides guidance related to when a provision should be recognized, including when a "reliable estimate" can be made of the obligation. It is unclear whether your disclosure is meant to convey that you use a different standard for determining when a loss is estimable than the standard described in paragraphs 25-26 of IAS 37 which indicate that except in "extremely rare" cases, a registrant would be able to determine a range of possible outcomes and thereby make an estimate of the obligation that is sufficiently reliable to use in recognizing the provision. Please revise your disclosure in future filings to confirm, if true, that provisions have been recognized in cases where you were able to "reliably estimate" the probable loss.

23. Your disclose here that for certain contingencies information that is generally required is not disclosed if you conclude such disclosure could be expected to seriously prejudice the outcome of the proceeding. According to guidance in paragraph 92 of IAS 37, this exemption should be used in extremely rare cases and, when it is used, information should still be disclosed related to the general nature of the dispute together with the fact that, and reason why, the information has not been disclosed. Please tell us and revise future filings to state whether you have any contingencies for which you use this exemption, and, on a case by case basis, the general nature of the dispute(s) and reason(s) why the information has not been disclosed.

24. We note your general disclosure on page F-133 that, with respect to each of the matters specifically discussed in your disclosure, you believe that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable. In the sentence immediately preceding this disclosure, you state that although the final resolution of any such matter could have a material effect on your consolidated operating results for a particular period, you believe that it will not materially affect your consolidated financial position. However, it is unclear whether and how this statement is meant to color your stated conclusion that certain reasonably possible losses are not material. For claims that you are asserting are estimable but not material, please tell us and revise your future filings to clearly confirm, if true, that you do not believe the reasonably possible losses relating to each claim in excess of any recorded

provisions would be material to your results of operations, cash flows, or financial position.

Form 6-K filed July 26, 2011
Exhibit 99.1
Events after the Reporting Date, page 30

25. Please tell us your current assessment of the potential impact to your financial condition from the Private Sector Initiative to support Greece announced on July 21, 2011. Please provide a quantitative assessment to the extent possible.

Credit Risk Exposure to Certain European Countries, page 32

26. We note your discussion here regarding your exposure to certain European countries, including the quantification of the exposure to the sovereign entities of Greece, Ireland, Italy, Portugal and Spain. Please respond to the following and expand your disclosures in future filings to address the following regarding all forms of exposure you may have to these countries, including financial institutions and corporations domiciled in those countries:

   • Present the gross exposure you have to each of these countries separately broken out between sovereign, corporate institutions, financial institutions, retail, small businesses etc.;

   • Discuss the different hedges and collateral maintained to arrive at your net exposure at June 30, 2011;

   • Separately discuss, by country, and on a gross basis, the unfunded exposure to these countries along with any hedging instruments you may be using to help mitigate your exposure; and

   • Please clarify if you have any credit derivatives purchased or sold related to entities in these countries beyond that reported on page 32 and if so, how that is included in your gross and net amounts of exposure.

Information on the Balance Sheet (unaudited), page 65

27. Please address the following regarding your disclosure that you recognized unrealized losses in the income statement of €155 million related to the decline in value of Greek government bonds:

   • Please tell us and revise your future filings to confirm whether the impairment charge was calculated as the difference between the carrying value and the fair value of the bonds.

- Specifically tell us and disclose how you determined fair value for these purposes.

- Clearly tell us and disclose whether you wrote down all of your sovereign Greek exposures or only the securities subject to the recent restructuring of Greek debt. If the latter, please explain how you determined such exposures were not impaired.

- Your disclosure on page 32 indicates that your direct Greece sovereign exposure of €1,052 million exceeds your direct Greece sovereign exposure reported in your available for sale securities on page 65 of €735 million. Please tell us and disclose a breakdown of where such amounts were reported on your balance sheet and discuss how they were considered for impairment.

Mortgage IT/Department of Justice, page 77

28. In future filings, please expand your disclosure of this matter to disclose the aggregate amount of damages the Department of Justice is seeking.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director